UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liberty Global, Inc.

File No. 000-51360 - CF#20504

Liberty Global, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form 8-K filed on June 26, 2007.

Based on representations by Liberty Global, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through February 18, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel